UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Settlement with the UK Prudential Regulation Authority

Tokyo, February 9, 2017—Two subsidiaries of Mitsubishi UFJ Financial Group, Inc. (“MUFG”), The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) and MUFG Securities EMEA plc (“MUS(EMEA)”) announced today that they have reached a settlement with the UK Prudential Regulation Authority (“PRA”), pursuant to which the subsidiaries will make a payment of GBP26,775,000 in the aggregate (BTMU: GBP17,850,000; MUS(EMEA): GBP8,925,000).

The settlement relates to BTMU and MUS(EMEA)’s failure to notify the PRA of BTMU’s discussions with the New York State Department of Financial Services (“DFS”) that culminated in a November 2014 consent order between BTMU and the DFS.

BTMU and MUS(EMEA) have cooperated fully and openly with the PRA throughout the investigation. BTMU and MUS(EMEA) express their regret for these historic breaches. MUFG has taken decisive action to improve its information controls and intra-group communication on regulatory matters. MUFG is committed to conducting business with the highest levels of integrity and regulatory compliance and to continuing to improve its policies and procedures.

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Contact: Mitsubishi UFJ Financial Group Corporate Communications Division Media Relations Office 81-3-3240-7651

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Settlement with the UK Prudential Regulation Authority

Tokyo, February 9, 2017—The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) hereby announced that it has reached a settlement with the UK Prudential Regulation Authority (“PRA”), pursuant to which it will make a payment of GBP17,850,000.

The settlement relates to BTMU’s failure to notify the PRA of BTMU’s discussions with the New York State Department of Financial Services (“DFS”) that culminated in a November 2014 consent order between BTMU and the DFS.

BTMU has cooperated fully and openly with the PRA throughout the investigation. BTMU expresses its regret for these historic breaches. Mitsubishi UFJ Financial Group, Inc. has taken decisive action to improve its information controls and intra-group communication on regulatory matters. BTMU is committed to conducting business with the highest levels of integrity and regulatory compliance and to continuing to improve their policies and procedures.

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Contact: Bank of Tokyo-Mitsubishi UFJ Corporate Communications Division Media Relations Office 81-3-3240-2950